				EXHIBIT 12(b)

CLECO POWER LLC
COMPUTATION OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	For the		For the		For the
	three		nine		twelve
	months ended		months ended		months ended
	September 30, 2003
	(Thousands, except ratios)

Earnings from operations	$ 13,909		$ 45,100		$ 55,476
Income taxes	8,353		24,262		29,483

Earnings from operations before income taxes	$ 22,262		$ 69,362		$ 84,959

Fixed charges:
Interest, long-term debt	$ 6,673		$ 19,165		$ 25,198
Interest, other (including interest on short-term debt)	223		1,768		3,895
Amortization of debt expense, premium, net	444		1,086		1,334
Portion of rentals representative of an interest factor	111		388		504

Total fixed charges	$ 7,451		$ 22,407		$ 30,931

Earnings from operations before income taxes
and fixed charges	$ 29,713		$ 91,769		$ 115,890

Ratio of earnings to fixed charges	3.99	x	4.10	x	3.75	x